Exhibit 99.1

February 12, 2016

Nova Scotia Securities Commission	Securities Commission of Newfoundland and
Alberta Securities Commission	Labrador
Manitoba Securities Commission	Saskatchewan Financial and Consumer Affairs
Ontario Securities Commission	Authority
Superintendant of Securities, Prince Edward Island	New Brunswick Financial and Consumer Services
Superintendant of Securities, Northwest Territories	Commission
Superintendant of Securities, Nunavut	British Columbia Securities Commission
Autorité des marchés financiers
Securities and Exchange Commission	Superintendant of Securities, Yukon Territory
The Toronto Stock Exchange
Philippine Stock Exchange, Inc.
Philippine Securities and Exchange Commission

RE: Sun Life Financial Inc.

Pursuant to a request from the above-mentioned reporting issuer, we wish to advise you of the following information in connection with its Annual Meeting of Shareholders:

Date of meeting:	May 11, 2016
Record date for notice:	March 21, 2016
Record date for voting:	March 21, 2016
Beneficial ownership determination date:	March 21, 2016
Securities entitled to notice:	Common
Securities entitled to vote:	Common
Issuer mailing directly to non objecting beneficial owners:	No
Issuer will pay for objecting beneficial owner material distribution:	Yes
Issuer using notice-and-access for registered investors:	No
Issuer using notice-and-access for non-registered investors:	No
Notice-and-access stratification criteria:	No

Yours very truly,

/ s / “Vijaya Somasundharem”
Vijaya Somasundharem
Associate Manager, Trust Central Services

cc:	CDS & Co. (Via Fax) Philippine Depository & Trust Corp. Depository Trust Company